Exhibit 99.4

info@madisonminerals.com
www.madisonminerals.com
TSX.V – MMR
OTC.BB - MMRSF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

MADISON MINERALS FILES AMENDED AND RESTATED TECHNICAL REPORT ON THE LEWIS PROPERTY

Vancouver, March 31, 2014 – Madison Minerals Inc. (“Madison”) (TSXV: MMR) is pleased to announce that it will be filing an amended and restated technical report on the Lewis Property in support of the proposed reverse takeover transaction with Battle Mountain Gold Inc. described in Madison’s news release dated March 13, 2014.

About Madison

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and Nevada Royalty Corp., which holds the remaining 40% participating interest in the Phoenix Joint Venture. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property, subject to certain royalty interests. The Lewis Property is a mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

Further information is available on Madison’s website at: www.madisonminerals.com or by contacting:

Chet Idziszek
President, Chief Executive Officer and Director
Madison Minerals Inc.
(604) 331-8772